Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three Months Ended March 31, 2025

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

As at	Notes	March 31, 2025	December 31, 2024

ASSETS
Current Assets
Cash and cash equivalents		$2,126,103	$6,252,409
Receivables	4	577,669	573,390
Inventory	5	1,968,547	1,532,263
Prepaids and Deposits	6	1,179,306	724,513
		5,851,625	9,082,575

Equipment	8	510,267	529,542
Intangible assets		42,884	45,141
Investments	7	21,459	14,286
Receivables	4	156,200	156,200
Right of use assets	9	336,662	372,344
TOTAL ASSETS		$6,919,097	$10,200,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	11,17	$2,484,349	$2,399,187
Customer deposits		426,527	466,295
Deferred income	12	37,221	18,542
Derivative liability	13	2,040,291	2,198,121
Lease liabilities	10	157,994	154,147
		5,146,382	5,236,292

Non-current Liabilities
Deferred Income	12	63,164	68,139
Lease liabilities	10	232,903	273,874
TOTAL LIABILITIES		5,442,449	5,578,305

SHAREHOLDERS’ EQUITY
Share capital	13	111,222,778	110,742,984
Reserves - share-based payments	13	7,507,087	7,698,304
Reserves - warrants		3,776,428	3,776,428
Accumulated deficit		(120,890,654)	(117,465,829)
Accumulated other comprehensive income		(138,991)	(130,104)
TOTAL SHAREHOLDERS’ EQUITY		1,476,648	4,621,783
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$6,919,097	$10,200,088

Nature and Continuance of Operations (Note 1)

Subsequent event (Note 19)

Approved and authorized for issuance by the Board of Directors on May 8, 2025.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended
		March 31, 2025	March 31, 2024

Sales of goods	14	$1,541,811	$1,237,948
Provision of services	14	5,904	91,633
TOTAL REVENUE		1,547,715	1,329,581

COST OF SALES	5	(1,237,627)	(1,049,570)

GROSS PROFIT		310,088	280,011

OPERATING EXPENSES
Amortization		$2,257	$2,821
Depreciation	8,9	75,416	143,122
Director fees	17	132,651	152,438
Insurance		155,749	364,274
Office and miscellaneous	15	537,689	346,270
Professional fees		790,177	580,260
Research and development		161,886	121,391
Share-based payments	13,17	288,883	198,907
Travel		125,008	40,019
Wages and salaries	17	1,641,319	1,581,431
		(3,911,035)	(3,530,933)
OTHER INCOME
Change in fair value of derivative liability	13	157,830	1,817,569
Finance and other costs		34,031	4,825
Foreign exchange gain (loss)		(17,240)	66,736
Gain on disposal of assets		-	43,528
Gain on recovery of notes receivable		25,951	6,751
Other expense	16	(24,450)	(552,295)
		$176,122	$1,387,114

NET LOSS		$(3,424,825)	$(1,863,808)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Foreign exchange translation		(16,060)	(9,562)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	7	7,173	(11,046)
COMPREHENSIVE LOSS		(3,433,712)	(1,884,416)

Net Loss per share – Basic & diluted		$(0.63)	$(0.85)
Weighted average number of common shares outstanding – Basic & diluted		5,427,795	2,197,354

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Reserves –Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2023	1,969,566	$97,070,976	$6,870,139	$-	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	448,000	2,017,966	-	-	-	-	-	2,017,966
Share issue costs	-	(338,836)	72,185	-	-	-	-	(266,651)
Shares issued for the exercise of warrants	152,000	1,205,005	-	-	-	-	-	1,205,005
Shares issued for the exercise of RSUs	2,547	68,751	(68,751)	-	-	-	-	-
Share-based payments	-	-	198,907	-	-	-	-	198,907
Shares returned to treasury	(36,000)	-	-	-	-	-	-	-
Net loss	-	-	-	-	(1,863,808)	-	-	(1,863,808)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(11,046)	-	(11,046)
Translation of foreign operations	-	-	-	-	-	-	(9,562)	(9,562)
Balance at March 31, 2024	2,536,113	$100,023,862	$7,072,480	$-	$(105,452,164)	$(445,349)	$479,698	$1,678,527
Shares issued for financing	1,029,208	8,366,179	-	-	-	-	-	8,366,179
Share issue costs	-	(1,294,035)	437,269	-				(856,766)
Shares issued for the exercise of warrant	1,839,668	2,851,822	-	-	-	-	-	2,851,822
Shares issued for the exercise of RSUs	22,806	795,156	(795,156)	-	-	-	-	-
Warrants – equity treatment	-	-	-	3,776,428	-	-	-	3,776,428
Share-based payments	-	-	983,711	-	-	-	-	983,711
Net loss	-	-	-	-	(12,013,665)	-	-	(12,013,665)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(164,071)	-	(164,071)
Translation of foreign operations	-	-	-	-	-	-	(382)	(382)
Balance at December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783
Share issue costs	-	(306)	-	-	-	-	-	(306)
Shares issued for the exercise of RSUs	6,029	480,100	(480,100)	-	-	-	-	-
Share-based payments	-	-	288,883	-	-	-	-	288,883
Net loss	-	-	-	-	(3,424,825)	-	-	(3,424,825)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	7,173	-	7,173
Translation of foreign operations	-	-	-	-	-	-	(16,060)	(16,060)
Balance at March 31, 2025	5,433,824	$111,222,778	$7,507,087	$3,776,428	$(120,890,654)	$(602,247)	$463,256	$1,476,648

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the three months ended
	March 31, 2025	March 31, 2024

OPERATING ACTIVITIES
Net loss	$(3,424,825)	$(1,863,808)
Adjustments for:
Amortization	2,257	2,821
Depreciation	75,416	143,122
Impairment of accounts receivable	186,440	-
Change in fair value of derivative liability	(157,830)	(1,817,569)
Impairment (recovery) of inventory	(38,666)	148,760
Impairment (Gain) on recovery of notes receivable	(25,951)	(6,751)
Finance and other costs	(306)	485,849
Gain on disposal of assets	-	(43,528)
Share-based payments	288,883	198,907
	(3,094,582)	(2,752,197)
Net changes in non-cash working capital items:
Receivables	(190,719)	2,832
Inventory	(385,650)	(11,845)
Prepaids	(454,793)	268,279
Trade payables and accrued liabilities	85,162	(111,045)
Customer deposits	(39,768)	(42,321)
Deferred income	13,704	228
Cash used in operating activities	(4,066,646)	(2,646,069)

INVESTING ACTIVITIES
Purchase of equipment	(32,427)	(4,066)
Disposal of equipment	-	73,366
Repayment of notes receivable	25,951	6,751
Cash provided by (used in) investing activities	(6,476)	76,051

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	-	4,877,475
Share issue costs	-	(889,482)
Proceeds from issuance of common shares for warrants exercised	-	513
Repayment of loans	-	(81,685)
Repayment of lease liabilities	(37,124)	(81,117)
Cash provided by (used in) financing activities	(37,124)	3,825,704

Effects of exchange rate changes on cash	(16,060)	(9,562)
Change in cash	(4,110,246)	1,255,686
Cash and cash equivalents, beginning of period	6,252,409	3,093,612
Cash and cash equivalents, end of period	$2,126,103	$4,339,736

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$10,506	$21,522
Share issue costs in accounts payable	-	153,455

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $120,890,654. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 8, 2025.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

3.	MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2024. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual consolidated financial statements for the year ended December 31, 2024.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2024.

4.	RECEIVABLES

As at	March 31, 2025	December 31, 2024
Trade accounts receivable	$667,330	$674,998
Sales tax receivable	66,539	54,592
	$733,869	$729,590
Current portion	$577,669	$573,390
Long term portion	156,200	156,200
	$733,869	$729,590

Provision for doubtful accounts

Balance at December 31, 2023	289,495
Increase during the year	140,011
Balance at December 31, 2024	429,506
Increase during the period	26,703
Balance at March 31, 2025	$456,209

During the three months ended March 31, 2025, the Company recorded a provision for doubtful accounts of $26,703 (2024 – $nil).

The long-term receivable represents a refundable deposit that the Company has asked to have returned. The agreement allows for a two-year repayment term once the request has been made. Funds were requested in April of 2024.

The Company applies a direct customer analysis approach to measure expected credit losses. The Company assesses collectability of receivables of each customer on an individual basis using quantitative and qualitative information available to management. The historical loss rates are adjusted to reflect the current and forward-looking information on economic factors affecting the ability of the customers to make regular monthly payments on the receivables.

Receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include business closure and/or the failure to make monthly contractual payments.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

5.	INVENTORY

As at	March 31, 2025	December 31, 2024
Finished goods	$1,188,887	$954,453
Parts	779,660	577,810
	$1,968,547	$1,532,263

During the three months ended March 31, 2025, $1,071,164 (2024 - $966,339) of inventory was recognized in cost of sales including a recovery of allowance to value its inventory for obsolete and slow-moving inventory of $38,666 (2024 -allowance to value of inventory for obsolete and slow-moving inventory $148,760).

Cost of sales consist of the following:

For the three months ended	March 31, 2025	March 31, 2024
Inventory	$1,071,164	$966,339
Consulting and services	24,389	22,474
Other	142,074	60,757
	$1,237,627	$1,049,570

6.	PREPAIDS AND DEPOSITS

As at	March 31, 2025	December 31, 2024
Insurance	$222,601	$370,609
Prepaid other	184,244	112,439
Deposits	772,461	241,465
	$1,179,306	$724,513

7.	INVESTMENTS

Balance at December 31, 2024	$14,286
Change in fair value	7,173
Balance at March 31, 2025	$21,459

Fair value of investments is comprised of:

Public company shares	$21,459
Balance at March 31, 2025	$21,459

The Company holds 1,428,571 common shares (2024 – 1,428,571) and nil (2024 – nil) warrants of Windfall Geotek Inc. a publicly traded company. At March 31, 2025 the fair value of the shares was based on the quoted price of $0.015 (2024 - $0.01). As of the issue date of these condensed consolidated interim financial statements the quoted price of the shares was $0.02.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

8.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2023	$133,273	$1,040,192	$86,530	$60,343	$1,320,338
Additions	6,876	137,562	2,359	-	146,797
Disposals	(9,821)	(180,338)	-	-	(190,159)
Balance at December 31, 2024	130,328	997,416	88,889	60,343	1,276,976
Additions	9,615	22,812	-	-	32,427
Disposals	-	-	-	-	-
Balance at March 31, 2025	$139,943	$1,020,228	$88,889	$60,343	$1,309,403

Accumulated depreciation
Balance at December 31, 2023	$58,178	$545,403	$6,790	$29,166	$639,537
Charge for the year	37,881	143,885	17,845	9,354	208,965
Disposals	(3,383)	(97,685)	-	-	(101,068)
Balance at December 31, 2024	92,676	591,603	24,635	38,520	747,434
Charge for the period	8,371	37,222	4,472	1,637	51,702
Disposals	-	-	-	-	-
Balance at March 31, 2025	$101,047	$628,825	$29,107	$40,157	$799,136

Net book value:
December 31, 2024	$37,652	$405,813	$64,254	$21,823	$529,542
March 31, 2025	$38,896	$391,403	$59,782	$20,186	$510,267

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

9.	RIGHT OF USE ASSETS

The Company has three leases with expiration dates of May 31, 2026, January 31, 2027, and September 30, 2028.

	Buildings	Land	Total

Balance at December 31, 2023	$515,071	$206,616	$721,687
Depreciation	(142,727)	(214,114)	(356,841)
Foreign exchange translation	-	7,498	7,498
Balance at December 31, 2024	$372,344	$-	$372,344
Depreciation	(35,682)	-	(35,682)
Balance at March 31, 2025	$336,662	$-	$336,662

The condensed consolidated interim statement of financial position shows the following amounts related to leases:

	March 31, 2025	December 31, 2024
Buildings	$336,662	$372,344

There were no additions to the right of use assets during the three months ended March 31, 2025 nor the year ended December 31, 2024.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

10.	LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2023	$790,023
Interest expense	65,378
Lease payments	(423,157)
Foreign exchange translation	(4,223)
Balance at December 31, 2024	428,021
Interest expense	10,590
Lease payments	(47,714)
Balance at March 31, 2025	$390,897

Which consists of:

	March 31, 2025	December 31, 2024
Current lease liability	$157,994	$154,147
Non-current lease liability	232,903	273,874
Ending balance	$390,897	$428,021

Maturity analysis	March 31, 2025	December 31, 2024
Less than one year	$190,857	$190,856
One to three years	230,092	282,419
Four to five years	28,734	71,836
Total undiscounted lease liabilities	449,683	545,111
Amount representing interest	(58,786)	(117,090)
	$390,897	$428,021

Variable lease payments of $28,807, (2024 – $20,614) have been recognized in profit and loss.

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

As at	March 31, 2025	December 31, 2024
Trade accounts payable	$439,814	$609,869
Accrued liabilities	2,044,535	1,789,318
	$2,484,349	$2,399,187

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

12.	DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	March 31, 2025	December 31, 2024
Deferred, revenue beginning	$86,681	$107,674
Revenue recognized	(3,633)	(21,852)
Unearned revenues received	19,159	1,744
Foreign exchange	(1,822)	(885)
	$100,385	$86,681
Current portion	$37,221	$18,542
Long term portion	63,164	68,139
	$100,385	$86,681

Deferred revenue of $37,221 as of March 31, 2025 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 2.9 years.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the three months ended March 31, 2025,

●	The Company issued 6,029 common shares for the vesting of restricted share units.

During the year ended December 31, 2024,

●	The Company issued 25,353 common shares for the vesting of restricted share units.
●	The Company issued 1,991,668 common shares for the exercise of warrants
●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.
●	36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. The shares had a carrying value of $nil on cancellation.
●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615 for net proceeds of $4,102,553. Of the total share issuance costs $671,747 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants.
●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676 for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.
●	On November 19, 2024 the Company issued 400,000 units consisting of one common share and one warrant and 1,200,000 units consisting of one prefunded warrant and one warrant in a financing for $5,272,234 with share issue costs of $755,387 for net proceeds of $4,516,837. The value of the issuance was allocated $329,515 to the shares and $4,942,719 to the warrants including $1,977,088 allocated to the prefunded warrants.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

As at March 31, 2025, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	4.57	11,130	11,130
April 30, 2020	April 30, 2030	$62.50	5.07	320	320
April 30, 2020	April 30, 2030	$96.25	5.07	4,400	4,400
July 3, 2020	July 3, 2025	$80.00	0.26	4,000	4,000
November 24, 2020	November 24, 2030	$62.50	5.64	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	5.83	1,200	1,200
March 8, 2021	March 8, 2026	$347.50	0.93	400	400
April 27, 2021	April 27, 2031	$253.75	6.06	4,240	4,240
September 9, 2021	September 9, 2026	$121.00	1.44	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	8.59	1,200	800
				29,204	28,804

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,350)	106.83
Outstanding, December 31, 2024	31,604	$112.05
Forfeited	-2,400	94.38
Outstanding, March 31, 2025	29,204	$105.50

No options were granted by the Company during the three months ended March 31, 2025.

During the three months ended March 31, 2024, the Company recorded $1,013 (2024 – $26,689) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three months ended March 31, 2025, the Company recorded share-based payment expense of $287,869 (2024 - $172,218) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

As at March 31, 2025, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2023	44,545
Vested	(25,353)
Issued	185,240
Forfeited	(16,332)
Outstanding, December 31, 2024	188,100
Vested	(16,998)
Forfeited	(1,001)
Outstanding, March 31, 2025	170,101

Warrants

During the year ended December 31, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

On August 7, 2024, the exercise price of the April 29, 2024 warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis. The exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925. For the October 2023 issuance and the April 2024 issuance, the warrant agreements were further amended as of August 7, 2024 to remove the cashless exercise feature and any anti-dilution clauses that would lead to variability in settlement so they now meet the requirement for equity classification. The warrants were fair valued on August 7, 2024 and transferred to equity.

On November 19, 2024 the exercise prices of the April 2024 warrants and the October 2023 warrants were amended to CAD$3.3086 from CAD$5.625 and CAD$5.6925 respectively.

No warrants were issued during the three months ended March 31, 2025.

To determine the a fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

	February Issuance		April Issuance		August Issuance	November Issuance
	Warrants	Broker	Warrants	Broker	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%	115.27%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%	4.24%
Expected life	5 years	3 years	5 years	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Exercised	(3,661,283)
Change in fair value of warrants outstanding	(1,842,618)
Reclassify to equity	(3,776,428)
Balance at December 31, 2024	$2,198,121
Change in fair value of warrants outstanding	(157,830)
Balance at March 31, 2025	$2,040,291

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at March 31, 2025	Fair Value at March 31, 2025	Number of Warrants Outstanding at December 31, 2024	Fair Value at December 31, 2024
Derivative Liability
February 26, 2024 (1)	US$	4.4025	474,332	$2,040,291	474,332	$2,198,121
			474,332	$2,040,291	474,332	$2,198,121

1)	The warrants expire February 26, 2029.

Warrants

	Exercise Price	Number of Warrants Outstanding at March 31, 2025	Number of Warrants Outstanding at December 31, 2024
October 30, 2023 (1)	$3.3086	256,000	256,000
April 29, 2024 (2)	$3.3086	540,541	540,541
August 21, 2024 (3)	$5.12	666,667	666,667
November 19, 2024 (4)	$3.3086	1,600,000	1,600,000
		3,063,208	3,063,208

1)	The warrants expire October 30, 2028. These were moved from derivative liability August 7, 2024.
2)	The warrants expire April 29, 2029. These were moved from derivative liability August 7, 2024.
3)	The warrants expire August 21, 2029.
4)	The warrants expire November 19, 2029

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	March 31, 2025	December 31, 2024
Risk free interest rate	3.96%	4.38%
Expected volatility	117.34%	124.06%
Expected life	3.91 years	4.16 years
Expected dividend yield	0%	0%

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2023	342,992	$15.75
Issued	5,376,370	3.35
Exercised	(1,991,668)	0.9596
Expired	(10,192)	125.00
Outstanding, December 31, 2024 and March 31, 2025	3,717,502	$5.16

As at March 31, 2025, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026	CAD$	23.20	12,800
October 30, 2023	October 30, 2028	CAD$	3.3086	256,000
February 26, 2024	February 26, 2027	US$	8.44	26,800
February 26, 2024	February 26, 2029	US$	4.4025	474,332
April 29, 2024	April 29, 2029	CAD$	3.3086	540,541
April 29, 2024	April 29, 2024	CAD$	11.06	27,028
August 21, 2024	August 21, 2027	CAD$	5.12	33,334
August 21, 2024	August 21, 2029	CAD$	5.12	666,667
November 19, 2024	November 19, 2029	CAD$	3.3086	1,600,000
November 19, 2024	November 19, 2027	CAD$	4.1357	80,000
				3,717,502

The weighted average remaining contractual life of warrants outstanding as of March 31, 2025, was 4.25 years (December 31, 2024 – 4.5 years).

14.	SEGMENTED INFORMATION

As at and for the three months ended March 31, 2025 the Company operates in 2 reportable segments (as at and for the year ended December 21, 2024 – 2). The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

14.	SEGMENTED INFORMATION (CONT’D)

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

March 31, 2025	Drones	Corporate	Total
Sales of goods	$1,541,811	$-	$1,541,811
Provision of services	5,904	-	5,904
Total revenue	1,547,715	-	1,547,715
Segment loss (income)	1,872,918	1,295,088	3,168,006
Finance and other costs	34,031	-	34,031
Depreciation	72,221	3,195	75,416
Amortization	2,257	-	2,257
Change in fair value of derivative liability	-	157,830	157,830
Loss on write-off of notes receivable	-	25,951	25,951
Recovery of write down of inventory (note 5)	(38,666)	-	(38,666)
Net loss for the period	$1,942,761	$1,482,064	$3,424,825

March 31, 2024	Drones	Corporate	Total
Sales of goods	$1,237,948	$-	$1,237,948
Provision of services	91,633	-	91,633
Total revenue	1,329,581	-	1,329,581
Segment loss	1,240,820	(1,500,860)	(260,040)
Finance and other costs	4,825	-	4,825
Depreciation	139,109	4,013	143,122
Amortization	2,821	-	2,821
Change in fair value of derivative liability	-	1,817,569	1,817,569
Loss on write-off of notes receivable	-	6,751	6,751
Loss on write down of inventory (note 5)	148,760	-	148,760
Net loss for the period	$1,536,335	$327,473	$1,863,808

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

	March 31, 2025	December 31, 2024
Non-current assets
Canada	$1,067,472	$1,117,513
	$1,067,472	$1,117,513

	For the three months ended March 31,
	2025	2024
Revenue
Canada	$1,544,083	$1,327,333
United States	3,632	2,248
	$1,547,715	$1,329,581

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

15.	OFFICE AND MISCELLANEOUS

	For the three months ended March 31,
	2025	2024
Advertising, Marketing, and Investor Relations	$223,984	$110,073
Compliance fees	35,783	64,031
Other	277,922	172,166
	$537,689	$346,270

16.	OTHER EXPENSE

	For the three months ended March 31,
	2025		2024
Share issue costs	$		$(598,529)
Write off of accounts (payable) receivable		(24,473)	48,833
Other		23	(2,599)
		$(24,450)	$(552,295)

17.	RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement. For the three months ended March 31, 2025, the Company incurred fees of $93,283 (2024 - $60,000). As at March 31, 2025, the Company was indebted to this company in the amount of $9,524 (2024 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement. For the three months ended March 31, 2025, the Company incurred fees of $104,226 (2024 - $106,250). As at March 31, 2025, the Company was indebted to this company in the amount of $nil (2024 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the three months ended March 31, 2025, the Company incurred fees of $2,861 (2024 - $40,433). As at March 31, 2025, the Company was indebted to this company in the amount of $13,300 (2024 - $nil).

Trade receivables/payables and accrued receivables/payables:

As at March 31, 2025, the Company had $155,475 (2024 - $298,100) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three months ended March 31, 2025 and 2024 included:

	For the three months ended March 31,
	2025	2024
Director fees	$132,651	$152,438
Salaries	217,510	142,068
Share-based payments	194,200	122,112
	$544,361	$416,618

Other related party transactions

	For the three months ended March 31,
	2025	2024
Management fees paid to a company controlled by CEO and director	$104,226	$106,250
Management fees paid to a company that the CEO holds an economic interest in	93,283	60,000
Management fees paid to a company controlled by the former President and director	2,861	40,433
	$200,370	$206,683

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The majority of cash is deposited in bank accounts held with a major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Receivables

Receivables primarily consist of trade receivables and taxes receivable. The Company provides credit in the normal course of business in the form of payment terms and has an established process for determining terms to offer customers to mitigate credit risk. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets are measured at fair value through profit and loss.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

Expressed in Canadian Dollars (unaudited)

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

March 31, 2025	Level 1	Level 3	Total
Equity securities in investee companies	$21,459	$-	$21,459
Derivative liability	-	(2,040,291)	(2,040,291)
Total	$21,459	$(2,040,291)	$(2,018,832)

December 31, 2024	Level 1	Level 3	Total
Equity securities in investee companies	$14,286	$-	$14,286
Derivative liability	-	(2,198,121)	(2,198,121)
Total	$14,286	$(2,198,121)	$(2,183,835)

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

●  The price was higher (lower)

●  The risk-free rate was higher (lower)

●  The dividend yield was lower (higher)

●  The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Three months ended March 31, 2025	Year ended December 31, 2024
Volatility	20%	$29,994	$201,109

19.	SUBSEQUENT EVENT

On May 5, 2025, The Company closed a financing for 1,715,000 units of the Company, with each unit consisting of one common share and one warrant to purchase one common share. Each unit was sold at an offering price of $2.10 for gross proceeds of approximately US$ 3.6 million before deducting underwriting discounts and offering expenses. Estimated costs related to the issuance are CAD$ 581,000.